(As filed on April 15, 2004)

                                                              File No. 70-10078


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                    ----------------------------------------

                                     POS AMC

                         POST-EFFECTIVE AMENDMENT NO. 2
                                (Amendment No. 5)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     --------------------------------------

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                                  CILCORP INC.
                       CILCORP INVESTMENT MANAGEMENT INC.
                              CILCORP VENTURES INC.
                    AMERENENERGY RESOURCES GENERATING COMPANY
                               300 Liberty Street
                             Peoria, Illinois 61602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                     ---------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)
                      -------------------------------------

                               Steven R. Sullivan
              Senior Vice President Governmental/Regulatory Policy,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

            --------------------------------------------------------
     The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

      Ronald K. Evans,                         William T. Baker, Jr., Esq.
      Managing Associate General Counsel       Thelen Reid & Priest LLP
      Ameren Services Company                  875 Third Avenue
      1901 Chouteau Avenue                     New York, New York  10022
      St. Louis, Missouri 63103

          Post-Effective Amendment No. 1, as filed in this proceeding on September 25, 2003, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company, d/b/a AmerenCILCO ("AmerenCILCO"). Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in parts of Missouri and Illinois. In addition, AmerenCILCO holds all of the outstanding common stock of AmerenEnergy Resources Generating Company (f/k/a Central Illinois Generation, Inc.) ("AERG"), an electric utility generating subsidiary to which AmerenCILCO transferred substantially all of its generating assets in October 2003. Ameren, CILCORP and AERG are sometimes referred to herein collectively as the "Applicants."

          By order dated January 29, 2003, in this proceeding (Holding Co. Act Release No. 27645) (the "Prior Order"), the Commission authorized Ameren to acquire all of the issued and outstanding common stock of CILCORP. Ameren completed its acquisition of CILCORP on January 31, 2003. In the Prior Order, the Commission also authorized CILCORP, AmerenCILCO and AERG to engage in a program of external long-term and short term financing and intrasystem financing transactions for the period through March 31, 2006, subject to various conditions and limitations and to a reservation of jurisdiction over the investment grade criteria applicable to long-term debt securities of CILCORP and AERG. The Commission also reserved jurisdiction under the Prior Order over Ameren's retention of certain indirect non-utility subsidiaries and investments of CILCORP, as described below.

          The Applicants are filing this post-effective amendment (i) to request a release of jurisdiction over the investment grade criteria applicable to CILCORP's and AERG's long-term debt securities, (ii) to acknowledge that certain indirect non-utility subsidiaries and investments of CILCORP, as described below, are not retainable under the standards of the Act and, in connection therewith, to request that the Commission enter an order pursuant to Section 11(b)(1) of the Act directing Ameren to sell or otherwise dispose of the stock or assets of such subsidiaries not later than January 31, 2006, and (iii) to request findings by the Commission that certain other indirect investments held by CILCORP, also as described below, are retainable under the standards of the Act, subject to a condition.

         1.2 Modification of Investment Grade Criteria. Among other specific approvals granted by the Prior Order, the Commission authorized (1) CILCORP to issue and sell in one or more transactions unsecured long-term notes ("Refinancing Notes") for the purpose of refinancing or acquiring certain outstanding senior notes of CILCORP in an aggregate amount equal to the unpaid principal amount of such outstanding senior notes plus any "make whole" premium required to be paid in connection with any prepayment and/or premium paid in connection with any acquisition of such senior notes on the open market, and (2) AERG to issue from time to time any combination of preferred stock, other preferred securities and long-term debt securities ("Long-term Securities") in an aggregate amount not to exceed $500 million at any time outstanding.

          Among other terms and conditions applicable to the Refinancing Notes and the Long-term Securities, the Prior Order states:

          Except in accordance with a further order of the Commission in this proceeding, CILCORP and [AERG] will not publicly issue any Refinancing Notes [ . . . ] or Long-term Securities [ . . . ], respectively, unless the securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. CILCORP and [AERG] request that the Commission reserve jurisdiction over the investment grade criteria with respect to the undertaking in the previous sentence and commit to file a post-effective amendment in this proceeding on or before September 30, 2003 to seek authorization to use such investment grade criteria.

          In accordance with the aforementioned reservation of jurisdiction under the Prior Order, CILCORP and AERG are now requesting authorization to continue to use the investment grade criteria quoted above after September 30, 2003, with certain modifications to reflect the Commission's current policy on investment grade criteria as applied to securities issued by registered holding companies and their subsidiaries./1/ Specifically, CILCORP and AERG represent that:

          No Refinancing Notes or Long-term Securities will be issued by CILCORP or AERG, respectively, in reliance upon the authorization granted by the Commission under the Prior Order, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. CILCORP and AERG request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. CILCORP and AERG further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.


----------
1    See SCANA Corporation, Holding Company Act Release No. 27649 (Feb. 12,
     2003).

          1.3 Non-Retainable and Retainable Interests of CILCORP. Under the Prior Order, the Commission reserved jurisdiction over Ameren's retention of the following direct and indirect subsidiaries and investments of CILCORP Investment Management, Inc. ("CIM") and CILCORP Ventures Inc. ("CVI"), each of which is a direct wholly-owned subsidiary of CILCORP:

               (a) Subsidiaries of CIM.

               CIM Leasing Inc. ("CIM Leasing"), a direct subsidiary of CIM, owns, among other investments, passenger railcars that are leased to a foreign governmental entity pursuant to a leveraged lease.

               CIM Air Leasing Inc. ("Air Leasing"), also a direct subsidiary of CIM, holds a 40% partnership interest in Freighter Express Partners, which leases a commercial aircraft to Federal Express.

               CILCORP Lease Management Inc. ("CLM"), also a direct subsidiary of CIM, holds investments in several leveraged lease transactions. CLM directly holds a 7% interest as an owner participant in an owner-trust that leases Unit No. 1 of the Springerville Power Plant to Tucson Electric Power Company. In addition, CLM has the following wholly-owned subsidiaries which own passive interests in leveraged leases: CLM Inc., IV is a general partner and a limited partner in D.C.L. Leasing Partners Limited Partnership, Ltd. - IV, which leases an office building in California to Xerox Corporation;/2/ CLM X, Inc., through two wholly-owned subsidiaries (CLM XI, Inc. and CLM Inc., VI) holds general and limited partnership interests in D.C.L. Leasing Partners Limited Partnership, Ltd. - VI, which leases an office building in Delaware to Hercules, Inc. and through CLM Inc., VI also owns an undivided interest in a waste-to-energy electric generating facility with AVI-TWENTE, B.V., which is majority-owned by a number of municipalities in the Netherlands; and CLM Inc. - VII and CLM Inc. VIII each owns a 50% undivided interest in 24 separate commercial real estate properties located in eight states that are leased to Walmart for use in its Sam's Wholesale Clubs operations.

          At December 31, 2003, CIM's aggregate net investment in the above leveraged leases was approximately $25 million.

               (b) Subsidiaries and Investments of CVI.

               Agricultural Research and Development Corporation ("ARDC"), an 80%-owned subsidiary of CVI,/3/ serves as the conduit for investments in ventures formed to commercialize agricultural research in central Illinois as part of a combined private/government effort to boost the local economy and



----------
2 In connection with the upcoming refinancing of the partnership's indebtedness, it is anticipated that CLM will be required to separate its general and partnership interests into two separate entities.

3 CVI holds 80% of the common stock of ARDC; EDC, Inc., the Economic Development Council for the Peoria Area, holds the remaining 20%.

create jobs in the region. ARDC funds these investments through Biotechnology Research and Development Corporation ("BRDC"). BRDC provides research grants to universities and other research organizations. ARDC currently owns about 11% of the common stock of BRDC. At December 31, 2003, CVI's investment in ARDC was approximately $30,000.

               Other Investments. CVI holds a 2% membership interest in Peoria Chiefs Community Baseball Club, L.L.C. ("Peoria Chiefs"), which owns a minor league baseball team, and 4.2% of the outstanding common stock of Peoria Medical Research Corporation ("PMRC"), the general partner of a limited partnership engaged in clinical research. At December 31, 2003, CVI's investment in these entities was approximately $225,000.

          Under the Prior Order, the Commission directed Ameren to file a post-effective amendment in this proceeding on or before January 31, 2004 to request authorization to retain the above-described subsidiaries and investments of CIM and CVI or, alternatively, commit to divest them as non-retainable interests under the Act. The filing of Post-Effective Amendment No. 1 on September 25, 2003 satisfied this requirement.

          Section 11(b)(1) provides that the Commission "may permit as reasonably incidental, or economically necessary or appropriate to the operations" of a registered holding company system "the retention of an interest in any business . . . which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of such holding company system. The Commission has traditionally interpreted this provision as requiring an operating or functional relationship between the non-utility activity and the holding company's core utility business./4/ Section 11(b)(1), by its terms, was not applicable to CILCORP prior to its acquisition by Ameren. Under Section 9(c)(3) of the Act, the Commission has also authorized registered holding companies and their subsidiaries to make or retain passive investments (i.e., investments that do not result in the creation of an "affiliate" relationship) "in the ordinary course of business." This provision has been interpreted to permit, among other things, the acquisition or retention of passive investments in low-income housing projects qualifying for tax credits/5/ and other types of local economic development activities./6/ In one case, the Commission authorized a registered holding company to make passive equity investments in leveraged leases for the purpose of obtaining tax benefits in the form of accelerated depreciation and investment credits./7/

          Ameren has concluded that the leveraged lease investments of CIM and CVI's membership interest in Peoria Chiefs are not retainable under the standards of either Section 9(c)(3) or Section 11(b)(1) of the Act. With regard to Section 11(b)(1), there is no operating or functional relationship between any of these investments and Ameren's core utility operations. In addition, with


----------
4 See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), affd. Michigan Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

5    See e.g., the Prior Order.

6    See e.g., Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30,
     1997).

7    Central and South West Corporation, et al., 49 S.E.C. 323 (1985).

regard to Section 9(c)(3), certain of the leveraged lease investments held by CIM are not passive, since CIM is a general as well as a limited partner. Further, CIM has already captured substantially all of the tax benefits (in the form of accelerated depreciation) available under these leases. Likewise, CVI's investment in Peoria Chiefs is not sufficiently linked to local economic development activity in Ameren's service territory./8/ Accordingly, Ameren will undertake to sell or otherwise dispose of (i) all of the stock of CIM Leasing, Air Leasing and CLM and/or the assets (including, without limitation, partnership interests) held by such companies in the leveraged leases described above, and (ii) CVI's membership interest in Peoria Chiefs (such stock, other interests and assets collectively referred to hereafter as the "Non-Retainable Interests"), in one or more transactions, to one or more purchasers.

          If the Commission concurs with Ameren's conclusion that such companies and investments are not retainable, then it is requested that the order of the Commission in this proceeding: (i) recite that such sale or disposition is necessary or appropriate to the integration or simplification of the Ameren holding company system and to effectuate the provisions of Section 11(b)(1);
(ii) require Ameren to take the appropriate actions to cause CIM and CVI and/or any subsidiary or either company, as the case may be, to complete the sale or disposition of the Non-Retainable Interests not later than January 31, 2006;
(iii) require that the net proceeds from such sale or disposition be utilized within 24 months of the receipt thereof to retire or cancel securities representing indebtedness of the transferor or otherwise expended for property other than "nonexempt property" within the meaning of section 1083 of the Internal Revenue Code, as amended (the "Code") or invested as a contribution to the capital, or as paid-in surplus, of another direct or indirect subsidiary of Ameren in a manner that satisfies the nonrecognition provisions of Code section 1081; and (iv) recite that such expenditure or investment by the transferor is necessary or appropriate to the integration or simplification of the Ameren holding company system. This is intended to enable Ameren to obtain the tax treatment for any gain on such sale or disposition provided for in section 1081 of the Code (i.e., deferral of gain)./9/


----------
8 See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (finding limited partnership interest in Tampa Bay Devil Rays, Ltd., the owner of a major league baseball franchise, to be non-retainable under the standards of the Act).


9 Section 1081(f) of the Code specifies that in order for section 1081 to apply to an exchange, investment, distribution or sale, the order of the Commission in obedience to which such transaction was made must recite that such transaction is necessary or appropriate to effectuate the provisions of Section 11(b) of the Act and specifies and itemizes the stock and securities and other property which are ordered to be acquired, transferred, received or sold. Section 1081(b)(2) of the Code further specifies that if property received in connection with any sale or disposition is "nonexempt property" (which is defined to include cash), then such nonexempt property must, within 24 months of the time of the transfer, in accordance with an order of the Commission, be expended for other property other than nonexempt property (which, under section 1081(b)(3), would include retirement of the transferor's indebtedness) or invested as a contribution to the capital, or as paid-in surplus, of another corporation, and the Commission's order must recite that such expenditure or investment by the transferor corporation is necessary or appropriate to the integration or simplification of the holding company system of which the transferor corporation is a member.

          Ameren believes that CVI's 4.2% interest in PMRC is retainable under the standards of Section 9(c)(3) of the Act. The Commission has previously permitted new registered holding companies to retain passive and/or de minimis investments in ventures formed to promote local economic development through, among other things, investment in research and development of new technologies./10/ ARDC's interest in BRDC would be retainable under these same precedents if ARDC owned less than 5% of the voting securities of BRDC. Accordingly, Ameren commits to reduce ARDC's ownership interest in the voting securities of BRDC to below 5% of the total number outstanding on or before January 31, 2006 either by selling some or all of such shares or by converting voting securities of BRDC into non-voting securities.

          1.4 Reports Pursuant to Rule 24. Ameren and CILCORP will include information on each sale or other disposition of a Non-Retainable Interest in the Rule 24 report filed in this proceeding for the calendar quarter in any which such sale or other disposition occurs. Such reports will be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The additional fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained herein are estimated not to exceed $8,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          Sections 6(a), 7, 9(c)(3) and 11(b)(1) of the Act are applicable to the proposed transactions. The proposed transactions are also subject to Rule
54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. These standards are met.

           Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of December 31, 2003 was $479,020,230, or approximately


----------
10 Ameren Corporation, supra n. 6 (citing cases in footnote 12 of Appendix A). Also see Rule 40(a)(5)(ii), which exempts from Section 9(a) any acquisition of securities issued by local industrial or other nonutility enterprises located in the acquiring company's service territory, subject to annual aggregate investment limit of $1 million, provided that no affiliate relationship is established.

26.8% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended December 31, 2003 ($1,785,326,604). Ameren does not currently hold an interest in any FUCO.

          Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to investments in EWGs and FUCOs and copies of any related Rule 24 certificates, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

          In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The proposed transaction is not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.

ITEM 5.   PROCEDURE.
          ---------

          The Applicants request that the Commission issue a supplemental order in this proceeding soon as practicable. The Applicants further request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order in the proceeding unless such Division opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          a.   Exhibits.
               --------

                    (no additional exhibits are filed herewith)

          b.   Financial Statements.
               --------------------

               FS-1 Ameren Consolidated Balance Sheet as of December 31, 2003, and Consolidated Statement of Income and Consolidated Statement of Cash Flows for the year ended December 31, 2003 (incorporated by Reference to Ameren's Annual Report on Form 10-K for the year ended December 31, 2003) (File No. 1-14756).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The Commission's action in this matter will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalves by the undersigned thereunto duly authorized.

                                    AMEREN CORPORATION
                                    CILCORP INC.
                                    CILCORP INVESTMENT MANAGEMENT
                                        INC.
                                    CILCORP VENTURES INC.
                                    AMERENENERGY RESOURCES
                                        GENERATING COMPANY

                                    By: /s/ Steven R. Sullivan
                                            ------------------
                                    Name:   Steven R. Sullivan
                                    Title:  Senior Vice President
                                            Governmental/Regulatory Policy,
                                            General Counsel and Secretary


Date: April 15, 2004